Ferreyros

ORGANIZACION Ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: Other information





Lima, April 30th, 2010

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached our Financial Statements as of March 31st, 2010, and our management report for that period.

Sincerely yours,

Ferreyros
PATRICIA GASTELUMENDI LUKIS
Gerente División
Administración y Finanzas

www.ferreyros.com.pe T 511 626 4000 Jr. Cristobal de Peralta Norte 820 Lima 33 Perú

5/3

Ferreyros Reporta
Informe de gerencia



Primer trimestre Año 2010

Para mayor información contactar a:

Patricia Gastelumendi L.
Gerente de Administración y Finanzas
T(511)626-4257

Fiorella Amorrortu M.
Investor Relations
T(511)626-4627

PERFIL DE LA EMPRESA

La misión de Ferreyros es la provisión de soluciones que sus clientes requieren facilitándoles los bienes de capital y servicios que necesitan para crear valor en los mercados en que actúan. Realiza por lo tanto la importación y venta de maquinaria, motores, automotores y repuestos, alquiler de maquinaria y equipos y la prestación de servicios de mantenimiento y reparación. Son características esenciales de su propuesta de valor al cliente, el contar con un reconocido servicio posventa para lo cual tiene almacenes de repuestos y talleres a nivel nacional, así como una dotación de personal de servicio a lo largo de todo el territorio peruano. La Compañía ejecuta de manera permanente importantes inversiones en capacitación y entrenamiento de su personal, en especial del personal técnico, así como en infraestructura de locales y talleres. Adicionalmente, adecua la inversión en capital de trabajo a las cambiantes condiciones del mercado.

Ferreyros tiene la representación de marcas líderes en el mercado, como son Caterpillar, Massey Ferguson, Kenworth, Iveco, Yutong, Atlas Copco, Sullair y Zaccarías, entre otras, las cuales se encuentran orientadas a distintos sectores económicos.

RESULTADO DEL TRIMESTRE

En el 1T 2010 las ventas ascendieron a S/. 532.8 millones, en comparación con S/. 487.4 millones del mismo período del año anterior, lo cual significa un incremento de 9.3%.

La utilidad en ventas del 1T 2010 ascendió a S/. 105.4 millones, 16.7 % menor que la obtenida en similar período del año anterior. En términos porcentuales, el margen bruto del 1T 2010 es 19.8% frente a 26.0% del 1T 2009. Esta variación en el margen bruto se debe principalmente a que en el 1T 2009 hubo una devaluación importante del sol respecto al dólar, razón por la cual las ventas en esta moneda efectuadas en dicho período se registraron a tipos de cambios mayores a los que se utilizaron para registrar en meses anteriores el costo de adquisición de los respectivos inventarios. Adicionalmente, la variación en el margen bruto se debe a que en el 1T 2010 la participación de la venta de productos principales (máquinas, motores, equipos agrícolas y vehículos) en la venta total es mayor que la del mismo período del año anterior. El margen bruto de las ventas de productos principales es bastante menor que el de las ventas de repuestos y servicios. Cabe mencionar que la utilidad bruta del 1T 2010 (19.8%) es mayor que la del 4T del 2009 (17.6%).

La utilidad neta del 1T 2010 ascendió a S/. 34.7 millones, 14.9% superior a S/. 30.2 millones del mismo período del año anterior. El buen resultado del 1T 2010 se debe a varios factores, entre los cuales destacan: un aumento de 9.3% en las ventas netas, un control estricto de los gastos de operación (el pequeño crecimiento en el período de 3.2% se debe principalmente a un aumento en los gastos variables), una disminución de 52.1% en los gastos financieros, un aumento de 195.6% en las utilidades de subsidiarias (ver comentarios en la sección "Participación en los Resultados de Subsidiarias y Asociada" de la página 4) y una utilidad en cambio que compensó en parte la menor utilidad bruta, ya que el tipo de cambio que se aplica para convertir a soles los precios de venta en dólares mostró una tendencia decreciente en el 1T 2010.

GESTIÓN COMERCIAL

Tal como se mencionó anteriormente, las ventas del 1T 2010 ascendieron a S/. 532.8 millones, en comparación con S/. 487.4 millones del mismo período del año anterior.

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Las ventas acumuladas de Ferreyros S.A.A. al cierre del 1T 2010 ascendieron a US$ 187.7 millones y las ventas consolidadas de Ferreyros S.A.A. y subsidiarias, a US$ 224.8 millones, aproximadamente.

Entre las principales líneas de venta que destacaron en el período tenemos la de máquinas *Caterpillar*, que en el 1T 2010 ascendieron a S/. 252.7 millones, en comparación con las del 1T 2009, que ascendieron a S/. 204.2 millones, lo cual significa un incremento de 23.8%.

En cuanto a la participación de las diferentes divisiones en las ventas, hay que mencionar que los productos de la línea *Caterpillar* representaron en el 2009 el 89% del total de las ventas, y han alcanzado el 90% de las mismas durante los primeros 3 meses del 2010, incluidos los ingresos generados por la venta de repuestos y servicios. Las máquinas y equipos *Caterpillar* han continuado mostrando altos porcentajes de participación de mercado.

Ferreyros: Participación de las líneas de producto en las ventas totales
(En porcentajes)


Automotriz
9%
Agrícola
1%
Caterpillar
90%

En cuanto a la distribución de las ventas por sectores económicos, se debe resaltar las ventas al sector minería y las ventas al sector construcción, las cuales han tenido una participación de 56% y 24%, respectivamente, en el total de ventas del 1T 2010.

Ferreyros: Participación sectorial en las ventas - 1T 2010
(En porcentajes)


Pesca
1.2%
Industria
0.5%
Comercio
1.6%
Transporte
3.7%
Agricultura
2.0%
Construcción
24.0%
Hidrocarburos
2.0%
Gobierno
3.2%
Serv Equipos
2.3%
Otros
3.7%
Minería
56.0%

INFORMACIÓN FINANCIERA

A continuación se presenta el sustento de las variaciones más importantes en los estados financieros de la Compañía, correspondientes al primer trimestre del 2010 y 2009. Para este propósito, algunas cifras del Estado de Ganancias y Pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar principalmente las ventas por pedido directo como ventas y costo de ventas. En el Estado de Ganancias y Pérdidas que se presenta a la Conasev y a la Bolsa de Valores de Lima se incluye, en el rubro "Otros Ingresos Operacionales", solamente la utilidad bruta obtenida en dichas operaciones.

ANÁLISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS

Las ventas netas del 1T 2010 ascendieron a S/. 532.8 millones, en comparación con S/. 487.4 millones del mismo período del año anterior, lo cual equivale a un incremento de 9.3%, que se explica por lo siguiente:

Las ventas de productos principales, tanto nuevos como usados, tuvieron un incremento de 18.5% con respecto a las del 1T 2009 (S/. 320.3 millones en el 1T 2010; S/. 270.3 millones en el 1T 2009), debido a lo siguiente:

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

- Incremento de 23.8% en la venta de equipos *Caterpillar* (S/. 252.7 millones en el 1T 2010; S/. 204.2 millones en el 1T 2009), debido a una venta importante de maquinaria Caterpillar a una empresa de la gran minería, para la explotación del proyecto minero Toromocho.

- Incremento de 306.3% en la venta de unidades usadas (S/. 22.8 millones en el 1T 2010; S/. 5.6 millones en el 1T 2009), debido a un aumento en la venta de unidades de la ex flota de alquiler, principalmente a clientes del sector construcción.

- Ligero incremento de 2.5% en las ventas de la línea automotriz (S/. 40.5 millones en el 1T 2010; S/. 39.5 millones en el 1T 2009).

- Disminución de 79.5% en la venta de equipos agrícola (S/. 4.3 millones en el 1T 2010; S/. 21.0 millones en el 1T 2009), explicado por una caída significativa en la demanda de equipos por parte del mercado agroexportador, el cual ha sido seriamente afectado por la crisis financiera internacional.

Por otra parte, en el 1T 2010:

- Las ventas de repuestos y servicios ascendieron a S/. 201.8 millones, monto similar S/. 202.4 del mismo período del año anterior.

Ventas - Repuestos y Servicios
(en S/. millones)


599.1
718.2
809.2
202.4
201.8
2007
2008
2009
Ene-Mar 2009
Ene-Mar 2010

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

- Los ingresos por alquiler de equipo pesado fueron 27.1% menores que los del mismo período del año anterior (S/. 10.7 millones en el 1T 2010; S/. 14.6 millones en el 1T 2009), lo cual se explica por una devolución de equipos efectuada por un cliente del sector construcción, debido a la culminación de los trabajos para cuya ejecución alquiló dicha maquinaria.

UTILIDAD EN VENTAS
La utilidad en ventas del 1T 2010 ascendió a S/. 105.4 millones, en comparación con S/. 126.6 millones del mismo período del año anterior, es decir, una disminución de 16.7%. En términos porcentuales, el margen bruto del 1T 2010 es 19.8% frente a 26.0% del 1T 2009. En la sección "Resultado del Trimestre" de la página 2, se incluye una explicación sobre la diferencia entre los dos porcentajes.

GASTOS DE VENTA Y ADMINISTRACIÓN
Los gastos de venta y administración ascendieron a S/. 66.6 millones en el 1T 2010, en comparación con S/. 64.5 millones del mismo período del año anterior, lo cual significa un ligero incremento de 3.2%, explicado principalmente por un crecimiento de los gastos variables como consecuencia del aumento en las ventas netas.

En el 1T 2010 los gastos de administración y ventas representaron 12.5% de las ventas netas, frente a 13.2% del mismo período del año anterior.

OTROS INGRESOS (EGRESOS), NETO
En el 1T 2010 este rubro representa un ingreso neto de S/.2.9 millones frente a ingreso neto de S/.2.7 millones del mismo período del año anterior. El menor ingreso neto registrado en el 1T 2010 se explica principalmente por una disminución significativa en los ingresos por ventas de activos fijos, la cual fue

Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

compensada en parte por mayores ingresos por resoluciones de contratos.

INGRESOS FINANCIEROS
Los ingresos financieros del 1T 2010 ascendieron a S/. 4.2 millones en comparación con S/. 5.9 millones del mismo período del año anterior, lo que significa una disminución de 28.6%, explicado principalmente por una disminución en las ventas financiadas por la Compañía, como consecuencia de la política establecida, para reducir el financiamiento a mediano plazo a sus clientes, transfiriendo tales operaciones a entidades financieras.

GASTOS FINANCIEROS
Los gastos financieros ascendieron a S/. 10.5 millones en el 1T 2010 en comparación con S/.22.0 millones del mismo período del año anterior, debido básicamente a una disminución de S/. 559.3 millones en el pasivo promedio sujeto a pago de intereses (S/. 596.5 millones en el 1T 2010; S/. 1,152.8 millones en el 1T 2009), la cual ha sido alcanzada gracias a la importante reducción del inventario a partir del segundo trimestre del 2009, habiéndose destinado los fondos provenientes de la venta de las existencias al pago de las deudas contraídas para financiar su adquisición. .

PARTICIPACIÓN EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADA
En este rubro se registra las utilidades de subsidiarias y asociada, reconocidas por el método de participación patrimonial. Los ingresos por este concepto ascendieron a S/. 11.1 millones en el 1T 2010, en comparación con S/. 3.7 millones del mismo período del año anterior, es decir, un aumento de 195.6%, explicado por: i) un aumento de S/.4.9 millones en los resultados de las subsidiarias nacionales más importantes, las mismas que han incrementado sus ingresos gracias al crecimiento de de la actividad económica del país; y ii) utilidades por 6.1 millones, generadas por las subsidiarias de Centroamérica (Guatemala, El Salvador y Belice), las cuales fueron adquiridas por la Compañía en enero del año en curso. Al respecto, es importante mencionar que la utilidad de S/. 6.1 millones incluye un ingreso por diferencia de cambio por S/. 3.9 millones, registrado por la subsidiaria de Guatemala, que probablemente no se repetirá en los meses que restan del ejercicio.

UTILIDAD (PÉRDIDA) EN CAMBIO
En el 1T 2010 las operaciones en moneda extranjera arrojaron una utilidad en cambio de S/. 6.7 millones en comparación con una pérdida en cambio de S/. 4.6 millones en el 1T 2009. La utilidad en cambio del 1T 2010 fue generada por una apreciación del sol frente al dólar de 1.69%, mientras que en el 1T 2009 la pérdida en cambio fue ocasionada por una devaluación del sol respecto al dólar de 0.6%.

En el caso de la Compañía los activos monetarios en dólares (principalmente, caja bancos y cuentas por cobrar) son menores que los pasivos monetarios en la misma moneda.

PARTICIPACIONES E IMPUESTO A LA RENTA
Las participaciones e impuesto a la renta al cierre del primer trimestre de 2010 y de 2009 han sido calculados de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA
La utilidad neta del 1T 2010 ascendió a S/. 34.7 millones en comparación con una utilidad neta de S/. 30.2 millones del mismo período del año anterior. En la sección "Resultado del Trimestre" de la página 2 se incluye una explicación al respecto.

UTILIDAD ANTES DE INTERESES, DEPRECIACIÓN Y AMORTIZACIÓN
La UAIDA (EBITDA, por sus siglas en inglés) al 31 de marzo de 2010 ascendió a S/. 69.9 millones frente a S/. 88.4 millones del mismo período del año anterior, lo cual representa una disminución de 20.9%.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

ANÁLISIS DEL BALANCE GENERAL

ACTIVOS

Al 31 de marzo de 2010, el total de activos ascendió a S/. 1,437.4 millones en comparación con S/. 1,936.1 millones al 31 de marzo de 2009, lo cual significa una disminución neta de S/. 498.8 millones. Las principales variaciones de las cuentas del activo que explican esta disminución son las siguientes:

a) Disminución neta de Existencias por S/. 477.9 millones (de S/. 837.2 millones al 31-03-09 a S/. 359.3 millones al 31-03-10), debido a las medidas que, en varios aspectos, adoptó la Compañía para disminuir el alto crecimiento del inventario, registrado principalmente en el último trimestre del 2008 y en el primer trimestre del 2009. Tal como se explicó en informes anteriores, el importante incremento de las existencias fue generado por la necesidad de atender el crecimiento de las ventas y, adicionalmente, por los mayores tiempos de reposición del inventario que ofrecían los fabricantes (de 3 a 5 meses), debido al aumento en la demanda mundial que se experimentó hasta mediados del segundo semestre del año 2008. Por tales razones, la Compañía adelantó compras para poder contar con los inventarios que serían requeridos en el 2009 para satisfacer a sus clientes con entregas inmediatas.

b) Disminución neta de Cuentas por cobrar comerciales de corto y largo plazo por S/. 71.3 millones, que se explica principalmente por: i) una disminución en las ventas financiadas por la Compañía, como consecuencia de la política establecida para reducir el financiamiento a mediano plazo a sus clientes, derivando tales operaciones a entidades financieras; ii) por un aumento de la provisión para cobranza dudosa.

c) Incremento de Inversiones en Valores por S/. 22.9 millones, el cual ha sido generado por las utilidades de subsidiarias registradas por el método de participación patrimonial.

PASIVOS

Al 31 de marzo de 2010, el total de pasivos ascendió a S/. 795.2 millones en comparación con S/. 1,385.4 millones al 31 de marzo de 2009, lo que equivale a una disminución de S/. 590.2 millones (-42.6%).



Pasivos
(en US$ millones)
351
347
333
431
438
360
278
302
280
Mar-08
Jun-08
Sep-08
Dic-08
Mar-09
Jun-09
Sep-09
Dic-09
Mar-10
Total Pasivo
Pasivo Financiero

La conformación de las obligaciones de la Compañía al 31 de marzo de 2010 se muestra en el anexo 4.

RATIOS DE LIQUIDEZ Y ENDEUDAMIENTO

El ratio corriente al 31 de marzo de 2010 es de 1.86, superior al ratio corriente de 1.48 al 31 de marzo de 2009.

El ratio de endeudamiento financiero al 31-03-10 es 0.72 en comparación con 2.10 al 31-03-09. Para el cálculo de este ratio se ha excluido el saldo de caja y bancos y los pasivos con proveedores que no generan gasto financiero.

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Ferreyros

El ratio de endeudamiento total al 31-03-10 es 1.24 en comparación con 2.54 al 31-03-09.


3.0
2.5
2.0
1.5
1.0
0.5
2.52
2.48
2.54
1.93
2.02
2.10
1.60
1.94
1.94
1.81
1.93
1.86
1.70
1.39
1.48
1.42
1.59
1.45
1.44
1.41
1.51
1.43
1.48
1.24
1.39
1.17
1.04
0.90
0.87
0.72
Dic-07
Mar-08
Jun-08
Sep-08
Dic-08
Mar-09
Jun-09
Sep-09
Dic-09
Mar-10
RATIO ENDEUDAMIENTO TOTAL
RATIO CORRIENTE
RATIO ENDEUDAMIENTO FINANCIERO


Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Ferreyros

FERREYROS S.A.A. **ANEXO 1**

Estado de Ganancias y Pérdidas
(En miles de nuevos soles)

	Acumulado al 31-3-2010	%	Acumulado al 31-3-2009	%	Variación %
Ventas Netas	532,825	100.0	487,394	100.0	9.3
Costo de Ventas	(427,377)	-80.2	(360,772)	-74.0	18.5
Utilidad en ventas	**105,448**	19.8	**126,622**	26.0	**-16.7**
Gastos de Venta y Administración	(66,595)	-12.5	(64,512)	-13.2	3.2
Otros Ingresos (Egresos), neto	2,932	0.6	2,728	0.6	7.5
Utilidad en operaciones	**41,785**	7.8	**64,838**	13.3	**-35.6**
Ingresos Financieros	4,216	0.8	5,902	1.2	-28.6
Diferencia en cambio	6,729	1.3	(4,584)	-0.9	-246.8
Gastos Financieros	(10,527)	-2.0	(21,964)	-4.5	-52.1
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	11,078	2.1	3,748	0.8	195.6
Utilidad antes de Participaciones e Impuesto a la Renta	**53,281**	10.0	**47,940**	9.8	**11.1**
Participaciones	(4,181)	-0.8	(3,991)	-0.8	4.8
Utilidad antes de Impuesto a la Renta	**49,100**	9.2	**43,949**	9.0	**11.7**
Impuesto a la Renta	(14,424)	-2.7	(13,777)	-2.8	4.7
Utilidad neta	**34,676**	6.5	**30,172**	6.2	**14.9**


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Ferreyros

ANEXO 2

FERREYROS S.A.A.

Balance General
(En miles de nuevos soles)

	31-Mar-10	31-Mar-09	Variación %
Caja y bancos	80,424	50,452	59.4
Cuentas por cobrar comerciales	325,539	380,921	-14.5
Inventarios	359,307	837,242	-57.1
Cuentas por cobrar vinculadas	14,043	20,886	-32.8
Otras cuentas por cobrar	26,859	13,233	103.0
Gastos pagados por anticipado	3,940	1,735	127.1
Activo Corriente	**810,113**	**1,304,469**	-37.9
Cuentas por cobrar comerciales a largo plazo	27,553	43,478	-36.6
Equipo de alquiler	234,765	257,591	-8.9
Otros activos fijos	393,066	337,024	16.6
	627,831	594,615	5.6
Depreciación acumulada	(253,730)	(219,454)	15.6
Inmueble, maquinaria y equipo, neto	374,101	375,161	-0.3
Inversiones	206,428	183,536	12.5
Otros activos no corrientes	19,160	29,472	-35.0
Activo no Corriente	**627,242**	**631,647**	-0.7
Total Activo	**1,437,354**	**1,936,116**	-25.8
Deuda de corto plazo	145,234	82,651	75.7
Otros pasivos corrientes	290,311	796,503	-63.6
Pasivo corriente	**435,545**	**879,154**	-50.5
Deuda de largo plazo	359,689	506,280	-29.0
Total Pasivo	**795,234**	**1,385,434**	-42.6
Ganancias diferidas	2,478	4,342	-42.9
Patrimonio	**639,642**	546,340	17.1
Total Pasivo y Patrimonio	**1,437,354**	**1,936,116**	-25.8
Otra informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	12,848	13,947	
UAIDA	**69,927**	**88,436**	-20.9
Ratios Financieros			
Ratio corriente	1.86	1.48	
Ratio Endeudamiento Financiero	0.72	2.10	
Ratio Endeudamiento Total	1.24	2.54	
Valor contable por acción	1.49	1.29	


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Ferreyros

ANEXO 3

FERREYROS S.A.A

Ventas netas por área de operaciones
(En miles de nuevos soles)

	Acumulado al 31-3-2010	%	Acumulado al 31-3-2009	%	Variación %
Caterpillar:					
Gran minería	132,614	24.9	98,789	20.3	34.2
Otros	120,119	22.5	105,389	21.6	14.0
	252,733	47.4	204,178	41.9	23.8
Equipos agrícolas	4,310	0.8	21,038	4.3	-79.5
Automotriz	40,461	7.6	39,479	8.1	2.5
Unidades usadas	22,834	4.3	5,619	1.2	306.3
	320,337	60.1	270,315	55.5	18.5
Repuestos y servicios	201,817	37.9	202,444	41.5	-0.3
Alquileres	10,672	2.0	14,636	3.0	-27.1
Total	532,825	100.0	487,394	100.0	9.3

Distribución porcentual de las ventas de la Compañía por sectores económicos

	Acumulado al 31-03-2010	Acumulado al 31-03-2009
Minería	56.0%	60.0%
Construcción	24.1%	12.9%
Gobierno	3.2%	5.1%
Transporte	3.7%	4.5%
Servicio para equipos	2.3%	4.0%
Agricultura	2.0%	3.6%
Comercio y Servicios	1.6%	2.6%
Pesca	1.2%	2.2%
Industria	0.5%	1.1%
Hidrocarburos	2.0%	0.8%
Otros	3.7%	3.4%
Total	100.0%	100.0%


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

Ferreyros

	Total Pasivo	Pasivo corriente	Pasivo a largo plazo		Pasivo Financiero
			Parte corriente	Largo plazo	
Inst. Financ. Nacionales (Leasing)	6,644	-	1,407	5,238	6,644
Inst. Financ. Nacionales	37,144	-	13,728	23,416	37,144
Inst. Financ. del exterior	3,556	-	3,556	0	3,556
Proveedores:					
Facturas por pagar Caterpillar	12,471	12,471			
Letras por pagar Caterpillar	13,148	13,148			13,148
Otros	15,356	15,356			
Bonos corporativos	96,875	-	16,875	80,000	96,875
Caterpillar Financial Services	33,446	-	15,537	17,908	33,446
Otros pasivos	61,175	61,175			
Total (US$)	**279,815**	**102,151**	**51,103**	**126,562**	**190,812**
Total (S/.)	**795,234**	**290,311**	**145,233**	**359,689**	**542,289**


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Ferreyros

NOTAS A LOS ESTADOS FINANCIEROS
Al 31 de marzo 2010

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) aprobadas por la Contaduría Pública de la Nación, a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad.

La NIC 27 establece, principalmente, que las inversiones en subsidiarias, que son incluidas en los estados financieros consolidados, deben ser registradas en los estados financieros individuales del inversionista, por el método de costo o por el del valor razonable. Respecto de esta NIC, el Consejo Normativo de Contabilidad, teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su Resolución No. 038-2005-EF/93.01 de fecha 28 de diciembre de 2005, publicada el 3 de febrero de 2006, acordó mantener la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, asociadas y negocios conjuntos.

Los estados financieros del ejercicio han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2009.

2) CUENTAS POR COBRAR COMERCIALES

Al 31 de marzo este rubro comprende :

	31-03-2010		31-12-2009	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/. 000	S/. 000	S/. 000	S/. 000
Facturas y letras	367,101	29,908	332,356	33,616
Intereses diferidos	(8,710)	(2,355)	(9,539)	(3,490)
Provisión para cuentas de cobranza dudosa	(32,852)	-	(31,464)	-
Valor en libros	325,539	27,553	291,353	30,127


Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría



Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

La determinación del valor razonable comprende:

	31-03-2010		31-12-2009	
	Corriente	**Largo Plazo**	**Corriente**	**Largo Plazo**
	S/.000	**S/.000**	**S/.000**	**S/.000**
Letras por cobrar a valor nominal	83,656	29,908	75,709	33,616
Intereses descontados	(8,710)	(2,355)	(9,539)	(3,490)
Letras por cobrar a valor presente	74,946	27,553	66,170	30,127
Facturas por cobrar por ventas al contado, con vencimiento entre 30 y 45 días	250,593		225,183	
Valor razonable	325,539	27,553	291,353	30,127

El movimiento de la provisión para cuentas de cobranza dudosa fue el siguiente:

	31-03-2010	**31-12-2009**
	S/.000	S/.000
Saldo inicial	31,464	25,844
Adiciones al año	2,050	9,074
Castigos	0	(958)
Diferencia en cambio	(662)	(2,496)
Saldo final	32,852	31,464


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

3) CUENTAS POR COBRAR DIVERSAS

Al 31 de marzo este rubro comprende :

	31-03-2010	31-12-2009
	S/.000	S/.000
Cuentas por cobrar a Caterpillar	19,932	21,910
Cuentas por cobrar al personal	4,157	2,855
Inversiones Progreso	1,694	1,722
Cuenta por cobrar a Ferrernegy SA	1,322	1,655
Reclamos a Compañías de Seguros	220	735
Comisiones por cobrar	0	168
Otras cuentas por cobrar	1,794	1,863
	29,119	30,908
Provisión para cuentas de cobranza dudosa	(2,260)	(2,298)
Valor en libros	26,859	28,610

La determinación del valor razonable comprende:

	31-03-2010	31-12-2009
	S/.000	S/.000
Cuentas por cobrar a corto plazo sin tasa de interés establecida :		
Cuentas por cobrar a Caterpillar	19,932	21,910
Cuentas por cobrar al personal	4,157	2,855
Cuenta por cobrar a Ferrernegy SA	1,322	1,655
Reclamos a Compañías de Seguros	220	735
Comisiones por cobrar	0	168
Otras cuentas por cobrar	1,228	1,287
	26,859	28,610
Intereses descontados	(288)	(307)
Valor presente	26,571	28,303


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloria


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QU
Contador General - Mat. 1

4) CUENTAS POR COBRAR Y CUENTAS POR PAGAR CON EMPRESAS AFILIADAS

El saldo de las cuentas por cobrar y por pagar con empresas afiliadas son los siguientes :

	31-03-2010	31-12-2009
	S/.000	S/.000
Por cobrar vencimiento corriente		
Comerciales:		
Orvisa Sociedad Anónima	1,747	1,496
Cresko Sociedad Anónima	1,724	0
Unimaq Sociedad Anónima	749	875
Varias	46	135
Mega Representaciones S.A.	13	97
Dépositos Efe Sociedad Anónima	0	125
	4,279	2,728
Diversas :		
Domingo Rodas Sociedad Anónima	9,254	9410
Orvisa Sociedad Anónima	500	447
Cresko Sociedad Anónima	0	3,510
Varias	10	343
	9,764	13,710
	14,043	**16,438**

	31-03-2010	31-12-2009
	S/.000	S/.000
Por pagar vencimiento corriente		
Comerciales:		
Unimaq Sociedad Anónima	1,398	1,033
Orvisa Sociedad Anónima	372	1,853
Fiansa Sociedad Anónima	48	256
Mega Representaciones S.A.	26	184
Dépositos Efe Sociedad Anónima	0	392
Varias	8	3
	1,852	3,721
Diversas :		
Motorindustria Sociedad Anónima	853	867
Dépositos Efe Sociedad Anónima	55	0
Cresko Sociedad Anónima	251	0
	1,159	867
	3,011	**4,588**


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 1991

5) EXISTENCIAS

Este rubro comprende:

	31-03-2010	31-12-2009
	S/.000	S/.000
Máquinas, motores y automotores	182,198	285,047
Repuestos	121,070	110,697
Servicios de taller en proceso	42,828	31,949
Existencias por recibir	19,463	35,710
	365,559	463,403
Provisión para desvalorización de existencias	(6,252)	(8,871)
	359,307	454,532

El movimiento del período de la provisión para la desvalorización de existencias fue el siguiente:

	31-03-2010	31-12-2009
	S/.000	S/.000
Saldo inicial	8,871	4,726
Adiciones del año	500	10,332
Transferencias a activo fijo	(1,095)	(1,043)
Aplicaciones por ventas	(2,024)	(4,941)
Otras aplicaciones	0	(203)
Saldo final	6,252	8,871


Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

6) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Ventas S/.000	Revaluación S/.000	Transferencias de existencias S/.000	Transferencias a existencias usadas S/.000	Otras transferencias S/.000	Saldos finales S/.000
Costo -								
Terrenos	68,736	1,200	(7)					69,929
Edificios y otras construcciones	106,838	51						106,889
Instalaciones	4,951	109						5,060
Maquinaria y equipo	144,358	2,557	(1,998)		10,029		(86)	154,861
Maquinaria y equipo, flota de alquiler	274,790	743			4,558	(45,326)		234,765
Unidades de transporte	5,111	3	(220)		288	(326)		4,856
Muebles y enseres	46,933	366					(115)	47,184
Trabajos en curso	3,853	434						4,287
	655,570	5,463	(2,225)	0	14,875	(45,652)	(201)	627,831
Depreciación acumulada -								
Edificios y otras construcciones	34,956	798						35,754
Instalaciones	3,653	56						3,709
Maquinaria y equipo	101,719	2,701	(1,199)				(5)	103,216
Maquinaria y equipo, flota de alquiler	76,273	7,935				(16,516)		67,692
Unidades de transporte	3,787	92	(219)			(27)		3,633
Muebles y enseres	34,063	894					(115)	34,842
	254,451	12,476	(1,418)	0	0	(16,543)	(120)	248,846
Provisión para desvalorización	3,790				1,094			4,884
Costo neto	397,329							374,101

Conciliación entre importe total de pagos del arrendamiento y su valor presente:

	31-03-2010 S/.000	31-03-2009 S/.000
Total de pagos del arrendamiento	18,885	19,945
Menos: interés descontado a la tasa efectiva anual	2,900	2,957
Valor presente de pagos del arrendamiento	15,985	16,988


Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Pagos mínimos de arrendamiento por pagar al 31-03-10 y el correspondiente valor presente:

Vencimientos	31-03-2010		31-03-2009	
	Pagos mínimos	Valor Presente	Pagos mínimos	Valor Presente
	S/.000	S/.000	S/.000	S/.000
Hasta un año	4,276	4,068	4,067	3,925
Entre dos y cinco años	14,609	11,917	15,878	13,063
Totales	18,885	15,985	19,945	16,988

7) EMISIONES Y REEMBOLSOS DE TÍTULOS DE DEUDA

La deuda por bonos corporativos emitidos es como sigue:

Tipo	Fecha emisión	Vencimiento	Saldo pendiente de pago:					
			TOTAL	TOTAL	CORRIENTE	CORRIENTE	NO CORRIENTE	NO CORRIENTE
			US $.000	S/. 000	US $.000	S/. 000	US $.000	S/. 000
Tercera emisión, Serie A, del primer programa	Octubre del 2005	Hasta octubre del 2010	1,875	5,329	1,875	5,329		
Primera emisión, Serie A, del primer programa	Mayo del 2007	Hasta Mayo del 2010	15,000	42,630	15,000	42,630		
Cuarta emisión, Serie A, del primer programa	Setiembre del 2007	Hasta Setiembre del 2011	15,000	42,630			15,000	42,630
Cuarta emisión, Serie B, del primer programa IRD	Noviembre del 2007	Hasta Noviembre del 2011	10,000	28,420			10,000	28,420
Primera emisión, Serie A, del primer programa	Marzo del 2008	Hasta Marzo del 2011	15,000	42,630			15,000	42,630
Primera emisión Serie C, del primer programa	Setiembre del 2008	Hasta Setiembre del 2011	7,500	21,315			7,500	21,315
Sexta emision Serie A, del primer programa	Diciembre del 2008	Hasta Diciembre del 2011	10,500	29,841			10,500	29,841
Sexta emision Serie B, del primer programa	Febrero del 2009	Hasta Febrero del 2011	12,000	34,104			12,000	34,104
Primera emisión serie A, del segundo programa IRD	Noviembre del 2009	Hasta Noviembre del 2012	10,000	28,420			10,000	28,420
TOTALES			96,875	275,319	16,875	47,959	80,000	227,360

Los bonos corporativos devengan intereses anuales de 6.6% en promedio. El interés devengado en el período ascendió a S/.4.4 millones.


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General • Mat. 19915

Las redenciones de bonos corporativos en el período son como sigue:

Tipo	Fecha redención	Importe	Importe
		US $.000	S/. 000
Tercera emisión, serie A, del primer programa	Enero del 2010	625	1,776

8) INFORMACIÓN POR SEGMENTOS

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

	2010					2009				
	Equipos pesados, repuestos y servicios	Automotores, repuestos y servicios	Alquiler de equipos	Equipos agrícolas, repuestos y servicios	Total	Equipos pesados, repuestos y servicios	Automotores, repuestos y servicios	Alquiler de equipos	Equipos agrícolas, repuestos y servicios	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Total ingresos por ventas y servicios	456,017	47,579	27,978	6,173	537,747	400,745	47,524	17,674	23,082	489,025
Utilidad de operación	38,165	952	2,863	123	42,103	52,943	5,349	4,941	1,605	64,838
Principales activos:										
Cuentas por Cobrar	273,453	55,965	5,981	17,694	353,093	328,676	67,267	7,188	21,268	424,399
Existencias	283,529	58,382	4,365	13,031	359,307	684,257	114,759	11,524	26,702	837,242
Activos fijos	175,302	30,482	160,134	8,182	374,101	185,554	6,704	179,254	3,648	375,161

9) PATRIMONIO

En Junta General de Accionistas del 31 de marzo del 2010 se aprobó el pago de dividendos en efectivo por S/. 28.0 millones y la capitalización de resultados acumulados y excedente de revaluación por S/. 62.4 y S/. 1.2 millones, respectivamente. La Junta aprobó la transferencia de S/. 10.0 millones de resultados acumulados a reserva legal.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital estará representado por 482'691,963 acciones comunes de un valor nominal de S/.1.10 cada una.


Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

10) CONTINGENCIAS Y COMPROMISOS

Al 31 de marzo del 2010, la Compañía mantiene diversas acotaciones tributarias por el impuesto a la renta e impuesto general a las ventas por revisiones de ejercicios del 2000 al 2005, por un total aproximado de S/. 98.3 millones, que incluye multas e intereses. La Compañía ha presentado los recursos de apelación ante la Superintendencia Nacional de Administración Tributaria (SUNAT) y el Tribunal Fiscal, según corresponde.

Al 31 de marzo del 2010, la Compañía mantiene en proceso de reclamación, juicios por US $ 1.7 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió en su oportunidad con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Al 31 de marzo del 2010, la Compañía tiene los siguientes compromisos:

a. Avales por US $ 64.0 millones y US $ 15.1 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros, respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US $ 8.6 millones, que garantizan transacciones diversas.


Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

11) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

		Trimestres terminados el:	
		31-03-2010	31-03-2009
Utilidad neta	S/.	34,675,614	30,171,744
Promedio ponderado de acciones comunes en circulación		428,691,963	428,691,963
Utilidad básica por acción	S/.	0.081	0.070

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.

Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

12) VENTAS NETAS Y UTILIDAD EN VENTAS

Las operaciones realizadas con empresas subsidiarias fueron las siguientes:

	Trimestres terminados el:	
	31-03-2010	**31-03-2009**
	S/.000	S/.000
Ventas netas	9,024	8,388
Utilidad en ventas	342	1,294


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

13) TRANSACCIONES CON VINCULADAS

Las transacciones del período con subsidiarias se resumen como sigue:

	31-03-2010	31-03-2009
	S/. 000	S/. 000
Venta de bienes :		
Orvisa Sociedad Anónima	6,441	2,940
Cresko Sociedad Anónima	1,422	17
Unimaq Sociedad Anónima	513	5,248
Otras	10	5
Mega Representaciones S.A.	3	33
	8,389	8,243
Venta de servicios	635	145
Total ventas de bienes y servicios	**9,024**	**8,388**

	31-03-2010	31-03-2009
	S/. 000	S/. 000
Compras de bienes :		
Unimaq Sociedad Anónima	4,908	1,588
Mega Representaciones S.A.	1,148	1,501
Orvisa Sociedad Anónima	509	1,250
Fiansa Sociedad Anónima	245	841
Otras	0	48
	6,810	5,228
Compra de servicios :		
Depositos Efe Sociedad Anónima	957	171
Unimaq Sociedad Anónima	325	142
Orvisa Sociedad Anónima	190	986
Mega Representaciones S.A.	64	0
Fiansa Sociedad Anónima	18	314
Otras	0	70
	1,554	1,683
Total compras de bienes y servicios	**8,364**	**6,911**

Los ingresos provenientes de estas operaciones se encuentran gravados con Impuesto General a las Ventas e Impuesto a la Renta.

Las operaciones se realizan a valor de mercado.


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

14) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 31 de marzo que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	31-03-2010	31-03-2009
	S/.000	S/.000
Transferencias de existencias a inmuebles, maquinarias y equipo	13,781	16,064
Transferencias de inmuebles, maquinarias y equipo a existencias	29,109	8,126



Ferreyros S.A.A.
VICTOR ASTETE PALMA



Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
Balance General
Al 31 de Marzo del año 2010 y 31 de Diciembre del año 2009
(En miles de nuevos soles)

Codigo		Notas	Al 31 de Marzo 2010	Al 31 de Diciembre 2009
	Activo			
	Activo Corriente			
1D0109	Efectivo y Equivalentes de efectivo		80,424	93,775
1D0114	Inversiones Financieras		0	0
1D0110	Activos Financieros al Valor Razonable con cambios en Ganancias y Pérdidas		0	0
1D0111	Activos Financieros Disponibles para la Venta		0	0
1D0116	Activos Financieros mantenidos hasta el Vencimiento		0	0
1D0108	Activos por Instrumentos Financieros Derivados		0	0
1D0103	Cuentas por Cobrar Comerciales (neto)	2	325,539	291,353
1D0104	Otras Cuentas por Cobrar a Partes Relacionadas (neto)	4	14,043	16,438
1D0105	Otras Cuentas por Cobrar (neto)	3	26,859	28,610
1D0106	Existencias (neto)	5	359,307	454,532
1D0112	Activos Biológicos		0	0
1D0115	Activos no Corrientes mantenidos para la Venta		0	0
1D0107	Gastos Contratados por Anticipado		3,940	1,183
1D0113	Otros Activos		0	0
1D01ST	**Total Activo Corriente**		**810,112**	**885,891**
	Activo No Corriente			
1D0217	Inversiones Financieras		**206,428**	**196,464**
1D0213	Activos Financieros Disponibles para la Venta		0	0
1D0215	Activos Financieros mantenidos hasta el Vencimiento		0	0
1D0210	Activos por Instrumentos Financieros Derivados		0	0
1D0214	Inversiones al Método de Participación		205,117	195,153
1D0218	Otras Inversiones Financieras		1,311	1,311
1D0201	Cuentas por Cobrar Comerciales	2	27,553	30,127
1D0202	Otras Cuentas por Cobrar a Partes Relacionadas (neto)		0	0
1D0203	Otras Cuentas por Cobrar		0	0
1D0209	Existencias (neto)		0	0
1D0216	Activos Biológicos		0	0
1D0211	Inversiones Inmobiliarias		0	0
1D0205	Inmuebles, Maquinaria y Equipo (neto)	6	374,101	397,329
1D0206	Activos Intangibles (neto)		4,511	4,883
1D0207	Activo por Impuesto a la Renta y Participaciones Diferidos		14,649	15,186
1D0212	Crédito Mercantil		0	0
1D0208	Otros Activos		0	0
1D02ST	**Total Activo No Corriente**		**627,242**	**643,989**
1D020T	**TOTAL ACTIVO**		**1,437,354**	**1,529,880**

	Notas	Al 31 de Marzo 2010	Al 31 de Diciembre 2009	Codigo
Pasivo y Patrimonio				
Pasivo Corriente				
Sobregiros Bancarios		223	499	1D0306
Obligaciones Financieras		145,233	145,932	1D0309
Cuentas por Pagar Comerciales		136,216	183,924	1D0302
Otras Cuentas por Pagar a Partes Relacionadas	4	3,011	4,588	1D0303
Impuesto a la Renta y Participaciones Corrientes		13,711	23,066	1D0311
Otras Cuentas por Pagar		137,150	101,132	1D0304
Provisiones		0	0	1D0310
Pasivos mantenidos para la Venta		0	0	1D0312
Total Pasivo Corriente		**435,544**	**459,141**	1D03ST
Pasivo No Corriente				
Obligaciones Financieras	7	359,689	434,228	1D0401
Cuentas por Pagar Comerciales		0	0	1D0407
Cuentas por Pagar a Partes Relacionadas		0	0	1D0402
Pasivo por Impuesto a la Renta y Participaciones Diferidos		0	0	1D0404
Otras Cuentas por Pagar		0	0	1D0408
Provisiones		0	0	1D0406
Ingresos Diferidos (netos)		2,478	2,811	1D0403
Total Pasivo No Corriente		**362,167**	**437,039**	1D04ST
Total Pasivo		**797,711**	**896,180**	1D040T
Patrimonio Neto				
Capital		530,962	467,298	1D0701
Acciones de Inversión		0	0	1D0703
Capital Adicional		0	0	1D0702
Resultados no Realizados		24,150	26,094	1D0708
Reservas Legales		49,855	39,805	1D0705
Otras Reservas		0	0	1D0706
Resultados Acumulados		34,676	100,503	1D0707
Diferencias de Conversión		0	0	1D0709
Total Patrimonio Neto		**639,643**	**633,700**	1D07ST
TOTAL PASIVO Y PATRIMONIO NETO		**1,437,354**	**1,529,880**	1D070T


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
Estado de Ganancias y Pérdidas
Por los periodos terminados al 31 de Marzo del año 2010 y 2009
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Por el Trimestre especifico del 1 de Enero al 31 de Marzo de 2010	Por el Trimestre especifico del 1 de Enero al 31 de Marzo de 2009	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2010	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2009
	Ingresos Operacionales					
2D0101	Ventas Netas (ingresos operacionales)		537,747	489,025	537,747	489,025
2D0102	Otros Ingresos Operacionales		33	104	33	104
2D01ST	**Total de Ingresos Brutos**		**537,780**	**489,129**	**537,780**	**489,129**
2D0201	Costo de Ventas (Operacionales)		(432,332)	(362,507)	(432,332)	(362,507)
2D0202	Otros Costos Operacionales		0	0	0	0
2D0203	**Total Costos Operacionales**		**(432,332)**	**(362,507)**	**(432,332)**	**(362,507)**
2D02ST	**Utilidad Bruta**		**105,448**	**126,622**	**105,448**	**126,622**
2D0302	Gastos de Ventas		(39,653)	(42,002)	(39,653)	(42,002)
2D0301	Gastos de Administración		(26,124)	(22,510)	(26,124)	(22,510)
2D0407	Ganancia (Pérdida) por Venta de Activos		0	0	0	0
2D0403	Otros Ingresos		2,432	2,728	2,432	2,728
2D0404	Otros Gastos		0	0	0	0
2D03ST	**Utilidad Operativa**		**42,103**	**64,838**	**42,103**	**64,838**
2D0401	Ingresos Financieros		10,945	5,902	10,945	5,902
2D0402	Gastos Financieros		(10,527)	(26,548)	(10,527)	(26,548)
2D0406	Participación en los Resultados de Partes Relacionadas por el Método de Participación		11,078	3,748	11,078	3,748
2D0409	Ganancia (Pérdida) por Instrumentos Financieros Derivados		0	0	0	0
2D04ST	**Resultado antes de Participaciones y del Impuesto a la Renta**		**53,599**	**47,940**	**53,599**	**47,940**
2D0501	Participación de los trabajadores		(4,499)	(3,991)	(4,499)	(3,991)
2D0502	Impuesto a la Renta		(14,424)	(13,777)	(14,424)	(13,777)
2D0503	**Utilidad (Pérdida) Neta de Actividades Contínuas**		**34,676**	**30,172**	**34,676**	**30,172**
2D0504	Ingreso (Gasto) Neto de Operaciones en Discontinuación		0	0	0	0
2D07ST	**Utilidad (Perdida) Neta del Ejercicio**		**34,676**	**30,172**	**34,676**	**30,172**
	Utilidad (Pérdida) por Acción					
2D0901	Utilidad (Pérdida) Básica por Acción Común		0.081	0.070	0.081	0.070
2D0902	Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
2D0903	Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
2D0904	Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000
	Utilidad (Pérdida) Neta de Actividades Contínuas					
2D0905	Utilidad (Pérdida) Básica por Acción Común		0.000	0.000	0.000	0.000
2D0906	Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
2D0907	Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
2D0908	Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Marzo del año 2010 y 2009
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2010 al 31 de Marzo de 2010	Del 1 de Enero de 2009 al 31 de Marzo de 2009
	ACTIVIDADES DE OPERACIÓN			
	Cobranza (entradas) por:			
3D0101	Venta de Bienes o Servicios (Ingresos Operacionales)		593,376	510,116
3D0110	Honorarios y Comisiones		0	0
3D0103	Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		2,728	4,504
3D0111	Dividendos (no incluidos en la Actividad de Inversión)		0	0
3D0112	Regalías		0	0
3D0104	Otros Cobros de Efectivo Relativos a la Actividad		6,071	4,813
	Menos pagos (salidas) por:			
3D0109	Proveedores de Bienes y Servicios		(433,648)	(496,872)
3D0105	Remuneraciones y Beneficios Sociales		(58,260)	(58,585)
3D0106	Tributos		(32,548)	(23,339)
3D0107	Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
3D0113	Regalías		0	0
3D0108	Otros Pagos de Efectivo Relativos a la Actividad		(154)	(4,999)
3D01ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación**		**77,565**	**(64,362)**
	ACTIVIDADES DE INVERSIÓN			
	Cobranza (entradas) por:			
3D0209	Prestamos a Partes Relacionadas		0	0
3D0218	Venta de Subsidiarias y otras Unidades de Negocios		0	0
3D0201	Venta de Inversiones Financieras		0	0
3D0213	Venta de Inversiones Inmobiliarias		0	0
3D0202	Venta de Inmuebles, Maquinaria y Equipo		1,592	12,603
3D0203	Venta de Activos Intangibles		0	0
3D0210	Intereses y Rendimientos		0	0
3D0211	Dividendos		0	0
3D0204	Otros Cobros de Efectivo Relativos a la Actividad		0	0
	Menos pagos (salidas) por:			
3D0212	Prestamos a Partes Relacionadas		0	0
3D0219	Compra de Subsidiarias y otras Unidades de Negocios		0	0
3D0205	Compra de Inversiones Financieras			(1,744)
3D0214	Compra de Inversiones Inmobiliarias		0	0
3D0206	Compra de Inmuebles, Maquinaria y Equipo		(4,286)	(2,869)
3D0215	Desembolsos por Obras en Curso de Inmuebles, Maquinaria y Equipo		(434)	(1,596)
3D0207	Compra y desarrollo de Activos Intangibles		0	(665)
3D0208	Otros Pagos de Efectivo Relativos a la Actividad		0	0
3D02ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión**		**(3,128)**	**5,729**
	ACTIVIDADES DE FINANCIACION			
	Cobranza (entradas) por:			
3D0307	Aumento de Sobregiros Bancarios		(276)	233
3D0308	Emisión y aceptación de Obligaciones Financieras		0	196,626
3D0301	Emisión de Acciones o Nuevos Aportes		0	0
3D0309	Venta de Acciones Propias (Acciones en Tesorería)		0	0
3D0303	Otros Cobros de Efectivo Relativos a la Actividad		0	0
	Menos pagos (salidas) por:			
3D0312	Amortización o pago de Sobregiros Bancarios		0	0
3D0315	Amortización o pago de Obligaciones Financieras		(75,480)	(131,106)
3D0310	Recompra de Acciones Propias (Acciones en Tesorería)		0	0
3D0311	Intereses y Rendimientos		(12,032)	(22,544)
3D0305	Dividendos Pagados		0	0
3D0306	Otros Pagos de Efectivo Relativos a la Actividad		0	0
3D03ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiación**		**(87,788)**	**43,209**
3D0401	**Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo**		**(13,351)**	**(15,424)**
3D0402	Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio		93,775	65,876
3D0404	Efecto de las Diferencias de Cambio del Efectivo y Equivalente de Efectivo		0	0
3D04ST	**Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio**		**80,424**	**50,452**



Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría



Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915.

FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Marzo del año 2010 y 2009
(En miles de nuevos soles)

		Notas	Del 1 de Enero de 2010 al 31 de Marzo de 2010	Del 1 de Enero de 2009 al 31 de Marzo de 2009
	CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
3D05ST	Utilidad (Pérdida) Neta del Ejercicio		34,676	30,172
	Más :			
	Ajustes a la Utilidad (Pérdida) del Ejercicio			
3D0609	Estimación de Cuentas de Cobranza Dudosa		2,050	1,432
3D0610	Desvalorización de Existencias		500	702
3D0623	Fluctuación del Valor de Activos Biológicos		0	0
3D0602	Depreciación y Deterioro de Valor del Ejercicio		12,476	13,904
3D0614	Amortización de Activos Intangibles		372	43
3D0616	Amortización de Otros Activos		0	0
3D0604	Provisiones		17,230	17,543
3D0606	Pérdida en Venta de Inversiones Financieras		0	0
3D0624	Pérdida por Instrumentos Financieros Derivados		0	0
3D0617	Pérdida en Venta de Inversiones Inmobiliarias		0	0
3D0605	Pérdida en Venta de Inmuebles, Maquinaria y Equipo		0	0
3D0618	Pérdida en Venta de Activos Intangibles		0	0
3D0611	Gastos Financieros		10,527	21,964
3D0619	Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)		0	0
3D0620	Impuesto a la Renta y Participación de los Trabajadores		0	0
3D0608	Otros		0	561
	Menos:			
	Ajustes a la Utilidad (Pérdida) del Ejercicio			
3D0625	Fluctuación del Valor de Activos Biológicos		0	0
3D0703	Utilidad en Venta de Inversiones Financieras		0	0
3D0626	Ganancia por Instrumentos Financieros Derivados		0	0
3D0706	Utilidad en Venta de Inversiones Inmobiliarias		0	0
3D0702	Utilidad en Venta de Inmuebles, Maquinaria y Equipo		(1,014)	(2,310)
3D0707	Utilidad en Venta de Activos Intangibles		0	0
3D0712	Ingresos Financieros		0	0
3D0709	Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)		(11,078)	(3,748)
3D0708	Impuesto a la Renta y Participación de los Trabajadores		(77)	(1,048)
3D0711	Otros		(2,024)	(452)
	CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS CORRIENTES Y PASIVOS CORRIENTES			
3D0801	(Aumento) Disminución de Cuentas por Cobrar Comerciales		(33,661)	(56,286)
3D0802	(Aumento) Disminución de Otras Cuentas por Cobrar a Partes Relacionadas		2,396	(6,189)
3D0803	(Aumento) Disminución de Otras Cuentas por Cobrar		21,512	5,892
3D0804	(Aumento) Disminución en Existencias		111,738	(21,141)
3D0813	(Aumento) Disminución en Activos Biológicos		0	0
3D0817	(Aumento) Disminución de Activos no Corrientes mantenidos para la Venta		0	0
3D0805	(Aumento) Disminución en Gastos Contratados por Anticipado		(2,758)	(1,074)
3D0818	(Aumento) Disminución de Otros Activos		372	(623)
3D0806	Aumento (Disminución) de Cuentas por Pagar Comerciales		(93,960)	(37,782)
3D0807	Aumento (Disminución) de Otras Cuentas por Pagar a Partes Relacionadas		(1,576)	(3,627)
3D0816	Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes		(17,323)	(7,393)
3D0809	Aumento (Disminución) de Otras Cuentas por Pagar		27,187	(14,902)
3D0815	Aumento (Disminución) de Provisiones		0	0
3D0827	Aumento (Disminución) de Pasivos mantenidos para la Venta		0	0
	Cobros por:			
3D0820	Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		0	0
3D0821	Dividendos (no incluidos en la Actividad de Inversión)		0	0
3D0822	Diferencia de Cambio		0	0
	Pagos por:			
3D0823	Impuesto a la Renta y Participación de los Trabajadores		0	0
3D0824	Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
3D0825	Provisiones		0	0
3D0826	Diferencia de Cambio		0	0
3D08ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación**		**77,565**	**(64,362)**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 31 de Marzo del año 2010 y 2009
(En miles de nuevos soles)

Codigo de Cuenta		Capital	Acciones de Inversión	Capital Adicional	Resultados no Realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto
4D0101	**Saldos al 1ero. de enero de 2009**	415,449	0	(113)	9,970	31,761	0	80,444	0	**537,511**
	Ganancia (Pérdida) por valor razonable de:									
4D0108	1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	**0**
4D0120	2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	**0**
4D0121	3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	**0**
4D0122	4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	**0**
4D0117	5. **Ingresos (gastos) reconocidos directamente en Patrimonio**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
4D0123	6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	**0**
4D0125	7. Otras Transferencias netas	0	0	0	0	0	0	0	0	**0**
4D0111	8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	30,172	0	**30,172**
4D0119	***Total de ingresos y gastos reconocidos***	**0**	**0**	**0**	**0**	**0**	**0**	**30,172**	**0**	**30,172**
4D0102	9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	**0**
4D0103	10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	**0**
4D0104	11. Dividendos declarados y Participaciones acordados durante el periodo	0	0	0	0	0	0	(20,772)	0	**(20,772)**
4D0105	12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	**0**
4D0110	13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	**0**
4D0114	14. Acciones en Tesoreria	0	0	0	0	0	0	0	0	**0**
4D0109	15. Capitalización de partidas patrimoniales	51,741	0	0	(113)	0	0	(51,628)	0	**0**
4D0107	17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	**0**
4D0124	18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	**0**
4D0112	19. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	(571)	8,044	0	(8,044)	0	**(571)**
4D01ST	**Saldos al 31 de Marzo de 2009**	**467,190**	**0**	**(113)**	**9,286**	**39,805**	**0**	**30,172**	**0**	**546,340**
4D0201	**Saldos al 1ero. de enero de 2010**	467,298	0		26,094	39,805	0	100,503	0	**633,700**
	Ganancia (Pérdida) por valor razonable de:									
4D0208	1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	**0**
4D0220	2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	**0**
4D0221	3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	**0**
4D0222	4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	**0**
4D0217	5. **Ingresos (gastos) reconocidos directamente en Patrimonio**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
4D0223	6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	**0**
4D0225	7. Otras Transferencias netas	0	0	0	0	0	0	0	0	**0**
4D0211	8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	34,676	0	**34,676**
4D0219	**Total de ingresos y gastos reconocidos**	**0**	**0**	**0**	**0**	**0**	**0**	**34,676**	**0**	**34,676**
4D0202	9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	**0**
4D0203	10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	**0**
4D0204	11. Dividendos declarados y Participaciones acordados durante el periodo	0	0	0	0	0	0	0	0	**0**
4D0205	12. Nuevos Aportes de accionistas	0	0	0	0	0	0	(28,038)	0	**(28,038)**
4D0210	13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	**0**
4D0214	14. *Acciones en Tesoreria*	0	0	0	0	0	0	0	0	**0**
4D0209	15. Capitalización de partidas patrimoniales	63,664	0	0	(1,248)	0	0	(62,415)	0	**1**
4D0207	17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	**0**
4D0224	18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	**0**
4D0212	19. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	(696)	10,050	0	(10,050)	0	**(696)**
4D02ST	**Saldos al 31 de Marzo de 2010**	**530,962**	**0**	**0**	**24,150**	**49,855**	**0**	**34,676**	**0**	**639,643**

Ferreyros S.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915